

June 28, 2013

Via E-mail
Louis DeJoy
Chairman and Chief Executive Officer
New Breed Logistics Corp.
4043 Piedmont Parkway
High Point, NC 27265

> **Re:** **New Breed Logistics Corp.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted June 17, 2013**
> **CIK No. 0001576206**

Dear Mr. DeJoy:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please include a currently dated consent of the independent registered public accounting firm when you file your registration statement.

Prospectus Summary, page 1

2. We note your response to our prior comment 10 and that you have provided revenue for certain years. For each year that revenue is provided, please also provide net income or net loss for that year as well.

Our Company, page 1

3. We note your responses to our prior comments 8, 10, 14, 16 and 35 reissue. To the extent (i) industry statistics such as past growth rates, projections as to future growth rates or market penetration or (ii) company historic performance measures such as customer retention rates, past growth rates, past growth rates related to specific customers (i.e. non-Verizon Wireless customers) are disclosed throughout the prospectus, please revise in each instance to include appropriate balancing language that there is no guarantee that (i) comparable industry growth rates, projected future growth rates, or increased market penetration or (ii) comparable company customer retention rates, growth rates, or growth rates related to specific customers will be achieved. In this regard, we note that you have included certain qualifying language at the conclusion of certain sections of the prospectus. For example, we note your disclosure in the Risks Associated with Our Business section on page 8 that "[t]here can be no guarantee that similar results to historical performance will be achieved in the future or that projected results will be realized." We find this approach unresponsive. As such, please revise the prospectus throughout, including this section, the Industry section on page 75 and the Business section on page 79, as applicable. For example, in this section, refer to:

    • the third paragraph of this section and the fourth paragraph of the Our Strengths section on page 4 related to customer retention rates;
    • the fourth paragraph of this section related to the company's revenue growth from 2002 to 2012 and to the company's revenue growth due to non-Verizon Wireless customers from 2010 to 2012;
    • the last paragraph of the Our Opportunity section on page 3 related to past growth rates of the U.S. third-party logistics market and to past market penetration of third-party logistics providers in the U.S.;
    • the second paragraph of the Our Strengths section on page 4 related to revenue per operating facility square foot in 2012;
    • the eighth paragraph of the Our Strengths section on page 4 related to the company's revenue growth from 2006 to 2012;
    • the first paragraph of the Our Growth Strategy section on page 6 related to past and projected growth rates for the U.S. third-party logistics sector; and
    • the fourth paragraph of the Our Growth Strategy section on page 6 related to the company's revenue growth due to non-Verizon Wireless customers from 2011 to 2012.

Our Opportunity, page 3

4. We note your response to our prior comment 10 and reissue it, in part, regarding industry compound annual growth rates. Please revise to delete industry compound annual growth rates throughout.

Our Growth Strategy, page 6

5. We note your response to our prior comment 19 and reissue. We note your disclosure in the fourth paragraph that you expect your current engagements to continue to provide a platform for growth going forward. Please revise to add balancing language that there is no guarantee that your current engagements will provide a platform for future growth.

Risk Factors, page 16

We receive a large majority of our revenue from a small number of major clients, page 16

6. Please revise this risk factor for your most recent audited and interim period, if practicable. Please also revise the third risk factor on page 17 and second risk factor on page 24 accordingly, if practicable.

Management's Discussion and Analysis of Financial Condition, page 46

Selling, general and administrative expenses, page 49

7. Please revise to discuss the amount of compensation expense that will be recognized in connection with the options that will be granted to your chief executive officer in connection with the offering and disclose the period over which this expense will be recognized in your financial statements. The notes to your financial statements should also be revised to disclose the nature and significant terms of the options that will be granted along with the amount of compensation expense that will be recognized in connection with the stock option grants.

Stock-based compensation, page 68

8. We note the discussion on pages 69 and 70 indicating that certain stock-based compensation grants made by the company are only exercisable upon a Liquidity Event. Please tell us and revise the discussion on pages 69 and 70 to indicate whether the company's planned initial public offering will result in such a Liquidity Event. If so, please revise your discussion to disclose the amount of compensation expense that will be recognized by the company as a result of this Liquidity Event. Note 13 to your audited financial statements and Note 8 to your interim financial statements should be similarly revised.

9. We note the changes that have been made to page 72 of MD&A in response to our prior comment 33. Please tell us and revise the discussion on page 72 to explain why the company utilized a marketability discount of 19% for the valuation prepared as of June 30, 2012. Please note that absent significant long-term restrictions on the transferability of the underlying shares, it is generally the staff's position that the use of marketability discounts in excess of 10-15% is not appropriate. Furthermore, we are unclear as to why

the marketability discount used would increase from 13% at the February 29, 2012 valuation date to 19% at the June 30, 2012 valuation date. Please advise or revise as appropriate.

Business, page 79

Our Clients, page 86

10. Please revise this section and the associated client discussions for your most recent audited and interim period.

Executive and Director Compensation, page 99

2012 Summary Compensation Table, page 99

11. We note that Mr. DeJoy's employment agreement provides for certain bonuses based upon your achievement of certain financial performance objectives. With respect to Mr. DeJoy's compensation for 2012, we also note that no amounts have been disclosed in the "Non-Equity Incentive Plan Compensation" column. Please advise regarding your basis for disclosing all bonus amounts in the "Bonus" column.

12. For any bonuses to be paid as a result of a target for 2012, please disclose the target and how the target was met or not met or advise. We note targets discussed under "Executive Employment Agreements," at page 100.

Principal and Selling Stockholders, page 107

13. Please explain to us why only Warburg Pincus Private Equity VIII L.P. is listed in the selling shareholder table, rather than each of the Warburg Pincus entities, reflecting each of their own ownership amounts, per entity. As part of your response, please tell us how the percentage ownership is reflected throughout the document when discussing the shares Warburg Pincus will own post-offering, such as at page 8, under "Our History and Ownership."

14. We also note the statement that each of the Warburg Pincus Entities, Mr. Kaye and Mr. Landy has shared voting and investment control of all the shares of common stock listed in the table for Warburg Pincus Private Equity VIII L.P. and discussed in footnote 2 to the table. Please clarify the natural person or persons who have ultimate voting or investment control over the securities that the entities discussed in footnote 2 own. Refer to Item 403 of Regulation S-K.

15. We note your response to our prior comment 40 and reissue in part. Refer to footnote 2. We note that each of Mr. Kaye, Mr. Landy, WP VIII, WP Netherlands, WPVIII Investors, WP Partners, WP and WP LLC have disclaimed beneficial ownership of the

stock "except to the extent of any indirect pecuniary interest therein." Please note that for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Refer to Item 403 of Regulation S-K, which indicates beneficial ownership should be determined in accordance with Rule 13d-3 under the Exchange Act. Please revise footnote 2 to remove the phrase "except to the extent of any indirect pecuniary interest therein." Please also revise footnotes 3, 7 and 8 accordingly.

New Breed Holding Company Audited Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

Note 2. Summary of Significant Accounting Policies, page F-8

Unaudited Pro Forma Information, page F-9

16. Please note that a pro forma balance sheet giving effect to the conversion of the Series A Preferred Shares into common shares in connection with the offering is only required as of the latest balance sheet date presented or as of March 31, 2013. Accordingly, please revise to eliminate the pro forma information from the company's December 31, 2012 consolidated balance sheet and from Note 2 to the financial statements.

Note 8. Income Taxes, page F-18

17. We note from the disclosures included in Note 8 that during the year ended December 31, 2012, the amount of gross unrecognized income tax benefits increased by $1,481 for tax positions of prior years. Please tell us and revise Note 8 to explain the facts or circumstances that resulted in this increase in unrecognized tax benefits for tax positions taken in prior years.

Note 13. Stock Based Compensation, page F-23

18. We note from the table included on page F-25 of the financial statements that the estimated fair value of the company's common shares declined from $328.25 at December 31, 2011 to $221.65 at December 31, 2012. Please tell us and revise your discussion of stock-based compensation included in MD&A to explain the facts or circumstances that resulted in this significant decline in the fair value of the Company's common shares during 2012.

New Breed Holding Company Unaudited Consolidated Financial Statements

Unaudited Consolidated Statements of Income, page F-36

Note 2. Summary of Significant Accounting Policies, page F-40

Unaudited Pro Forma Information, page F-41

19. Please revise your pro forma basic and diluted earnings per share for the three months ended March 31, 2013 to also give effect to the number of shares whose proceeds will be necessary to fund the 2012 dividend amount that is in excess of your earnings for the preceding twelve month period. Refer to the guidance outlined in SAB Topic 1:B:3. Also, please revise to disclose this pro forma earnings per share information in your Summary Financial Data.

Item 16. Exhibits and Financial Statement Schedules, page II-3

20. We note that you have entered into employment agreements with Messrs. Chowdhury and Wimmer. Please revise the exhibit index to annotate that you will file these agreements as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

If you intend to respond to these comments with an amended confidential draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Jeffrey S. Hochman, Esq.